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                                                                   Exhibit 99.87

News release via Canada NewsWire, Toronto 416-863-9350

                  Attention Business/Medical Editors:
                  TRANSITION THERAPEUTICS GRANTED US PATENT
                  FOR DIABETES REGENERATIVE PRODUCT E1-INT(TM)

TORONTO, FEB. 21 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), announced the US Patent and Trademark office issued US Patent #6,992,060 to the Company. The claims in this patent cover methods of treating diabetes patients using Transition's lead diabetes regenerative product, E1-I.N.T.(TM). This patent issuance demonstrates Transition's on-going strategy to aggressively pursue the broad intellectual property protection of islet cell regenerative factors and their use in the treatment of diabetes. Transition's patent portfolio of diabetes regenerative therapies now expands to 7 issued patents with an extensive portfolio of patent applications pending in multiple jurisdictions throughout the world.

About Islet Neogenesis Therapy (I.N.T.(TM))

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, and is currently enrolling type I and type II diabetes patients in two exploratory Phase IIa clinical trials; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E
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/For further information: visit www.transitiontherapeutics.com or contact: Dr.
Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 08:26e 21-FEB-06